Daniel H. April Patrick J. Dolan Megan H. Koehler	Of Counsel David F. Cunningham

January 23, 2023

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:          Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2023 respecting post-effective amendment number 146 (“PEA 146”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), filed via EDGAR on November 29, 2022.

The revisions to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 30, 2023 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.                The staff asked the registrant to acknowledge the staff’s pronouncement on October 5, 2016, that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The registrant and its management acknowledge their responsibilities related to the Registration Statement disclosure.

2.                The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 146 was filed will be included in the next post-effective amendment to the Registration Statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 146.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

January 23, 2023

Prospectus Comments

3.              The staff noted that certain Funds may invest in derivatives and requested that the registrant review its prospectus disclosures relating to derivatives to confirm that those disclosures are consistent with rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”). In particular, the staff asked the registrant to review its derivatives-related disclosures to confirm that those disclosures do not reference topics that have been made obsolete by rule 18f-4, including prior SEC staff positions that were rescinded in connection with the adoption of that rule.

Response: The registrant has reviewed the disclosure as requested and also notes its response to Comment 10 from the staff discussed further below.

4.                The staff asked the registrant to confirm supplementally with respect to each Fund and class thereof that has an expense reimbursement or fee waiver arrangement in place that the only changes to the previous expense reimbursement or fee waiver arrangements were to the end date of the term of the arrangements and the percentage(s) of the per class expense limits, or to describe any such additional changes.

Response: The registrant confirms that the end date of the fee waiver and expense reimbursement arrangements applicable to the Funds and the classes thereof was changed to February 1, 2024; that the percentage of the expense limit for the Thornburg Summit Fund Class I shares was lowered from 0.99% to 0.69%; that new expense reimbursement/fee waiver arrangements were put in place for Thornburg International Growth Fund Class I shares, Thornburg Developing World Fund Class C shares, Thornburg Small/Mid Cap Growth Fund Class C shares, Thornburg Summit Fund Class A shares, Thornburg Strategic Income Fund Class A shares, and Thornburg New Mexico Intermediate Municipal Fund Class A shares; and that no other changes were made to the Funds’ expense reimbursement or fee waiver arrangements.

5.            The staff requested that the registrant re-order the disclosure of each Fund’s principal risks in order of significance of each such risk to the Fund. The staff referred the registrant in this regard to the transcript of a speech delivered by Dalia Blass, Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018 available at: https://www.sec.gov/news/speech/speech-blass-102518#.

Response: The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Funds’ key risks to the Funds’ shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of a Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of a Fund’s risks is fluid and likely to change over time. In addition, the registrant notes that in the final rule Release No. IC-34731, the staff declined to require that funds organize principal risk disclosure in order of importance, and that the staff acknowledged in that rule release public comments which expressed concern about the perceived difficulty and subjectivity of ordering risk disclosure, and the potential of increased liability for funds associated with this. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the registrant added to PEA 146 the following disclosure to the principal risks’ introductory paragraph “[t]he risks are presented in alphabetical order to facilitate readability, and their order does not imply that the realization of one risk is more likely to occur or have a greater adverse impact than another risk. The relative significance of each risk below may change over time.”

April, Dolan, Hickey & Koehler, P.C. Attorneys and Counselors at Law

January 23, 2023

6.               The staff observed that the names of the benchmark indices of several Funds were changed in PEA 146 and asked the registrant to confirm that the changes were not the result of the selection of different indices for the Funds.

Response: The registrant confirms the revisions to the names of the Funds’ benchmark indices in PEA 146 were based on recent name changes of the indices and were not the result of the selection of different indices, and thus do not require additional disclosure in accordance with Instruction 2(c) to Item 4 of N-1A. If the staff would like any more information about those name changes, the registrant can provide a list of the old and new names for each index.

7.             The staff noted that the name of the Fund’s Transfer Agent changed from DST Asset Manager Solutions, Inc. to SS&C GIDS, Inc. The staff asked the registrant to confirm the continued accuracy of the Trust’s transfer agency agreements previously filed with the Registration Statement and to file as an exhibit to the 485B Filing any transfer agency agreement amendment(s) related to the name change, in accordance with the requirements of Item 28(h) of Form N-1A.

Response: The registrant confirms that the name change of the Funds’ Transfer Agent has no impact on any agreements with the Trust, nor the products and/or services the Trust and Funds receive, and that the existing terms of the Trust’s agreement with its Transfer Agent and amendments thereto that were previously filed remain accurate, and that no additional exhibits are required to be filed with the 485B Filing.

8.               The staff asked the registrant to explain supplementally why the registrant deleted in PEA 146 the footnote disclosure related to European Union (“EU”) tax reclaim collection fees described in footnotes to the “Other Expenses” captions of the Thornburg International Equity, Thornburg International Growth, Thornburg Small/Mid Cap Core, and Thornburg Investment Income Builder Funds’ “Annual Fund Operating Expenses” tables and determined that such disclosure is no longer required under Item 3, Instruction 3(c)(ii) of Form N-1A.

Response: The registrant confirms that in fiscal year 2022 the referenced Funds did not pay any such EU tax reclaim collection fees, and notes that the registrant had previously disclosed for fiscal year 2021 the payment of such fees in the footnotes as “extraordinary expenses” under Instruction 3(c)(ii) of Form N-1A due to the fees’ unusual nature and infrequent occurrence. Accordingly, the registrant deleted the EU tax reclaim collection fees footnote disclosure for those Funds in PEA 146.

9.                The staff asked the first two sentences of the second paragraph on the back cover page be deleted consistent with the requirements of Form N-1A Item 1(b)(3).

Response: The registrant confirms the back cover of the prospectus in the 485B Filing has been updated to reflect this change.

April, Dolan, Hickey & Koehler, P.C. Attorneys and Counselors at Law

January 23, 2023

Statement of Additional Information (“SAI”) Comments

10.             The staff asked that the registrant review the disclosures in the SAI related to the Funds’ investments in derivatives and remove any stale references rendered obsolete by rule 18f-4 under the 1940 Act, including any references to prior SEC positions, and to either add disclosure to the SAI or explain supplementally how the Funds are in compliance with the rule 18f-4.

Response: The registrant confirms the SAI has been revised to remove any disclosure rendered obsolete by rule 18f-4 and to add disclosure regarding the Funds’ compliance with rule 18f-4.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan, Hickey & Koehler, P.C. Attorneys and Counselors at Law